UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549
REPORT OF
ASIAN DEVELOPMENT BANK
In respect of the issue of the ADB’s
U.S.$2,000,000,000
4.625 per cent. Global Notes due 26 August 2036
Series No.: 2086-00-1
Filed pursuant to Rule 3 of Regulation AD
Dated: 26 August 2026

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$2,000,000,000 4.625 per cent. Global Notes due 26 August 2036 (Series No.: 2086-00-1) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).
Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 24 August 2026 (the “Pricing Supplement”), previously filed under a report of the ADB dated 24 August 2026. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2026, was filed under a report of the ADB dated 13 April 2026.
The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.
Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.
As of 24 August 2026, the ADB entered into a Terms Agreement, previously filed under a report of the ADB dated 24 August 2026, with Bank of Montreal, London Branch, BNP PARIBAS, Deutsche Bank AG, London Branch and Nomura International plc (the “Managers”), pursuant to which the ADB has agreed to issue, and the Managers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating U.S.$2,000,000,000 for an issue price of 99.431% of the principal amount less a management and underwriting fee of 0.175% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 26 August 2026.
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The Managers propose to offer all the Notes to the public at the public offering price of 99.431%.
The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:
Name	Principal Amount
Bank of Montreal, London Branch	U.S.$500,000,000
BNP PARIBAS	U.S.$500,000,000
Deutsche Bank AG, London Branch	U.S.$500,000,000
Nomura International plc	U.S.$500,000,000
Total	U.S.$2,000,000,000

Item 3.	Distribution Spread

See the Pricing Supplement, pages 3 and 6, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit Total	99.431% U.S.$1,988,620,000	0.175% U.S.$3,500,000	99.256% U.S.$1,985,120,000

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.
Item 5.	Other Expenses of Distribution

Amount
Item
Legal Fees	U.S.$35,000*
Fees/Expenses of Independent Accountants	U.S.$13,178*
Listing Fees (Luxembourg)	U.S.$7,765*

*	Asterisks indicate that expenses itemized above are estimates.

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Item 6.	Application of Proceeds

See the Prospectus, page 6.
Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Pricing Supplement dated 24 August 2026, previously filed under a report of the ADB dated 24 August 2026.

(b)	Copy of an opinion of counsel as to the legality of the Notes.

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Terms Agreement dated 24 August 2026, previously filed under a report of the ADB dated 24 August 2026.

(d)	(i)	Information Statement dated 13 April 2026, previously filed under a report of the ADB dated 13 April 2026.

	(ii)	Prospectus and Pricing Supplement (see (a) above).

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26 August 2026

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the “Managers”) named in the terms agreement dated as of 24 August 2026 between the Asian Development Bank (the “ADB”) and the Managers, in connection with the offering by the ADB of U.S.$2,000,000,000 principal amount of 4.625 per cent. Global Notes due 26 August 2036 (Series 2086-00-1) (the “Notes”) pursuant to the ADB’s Global Medium-Term Note Program (the “Program”).  This opinion letter is furnished as an exhibit to a report of the ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a)
the Terms and Conditions of the Notes contained in the prospectus dated 9 December 2020 relating to the Program (as amended and supplemented and including the documents incorporated by reference therein) and the pricing supplement dated 24 August 2026;

(b)	the standard provisions dated as of 9 December 2020 relating to the issuance of Notes by the ADB;

Asian Development Bank, p. 2
(c)	an executed copy of the uniform fiscal agency agreement dated as of 5 February 2025 between the ADB and the 12 Federal Reserve Banks, including the Federal Reserve Bank of New York (“FRBNY”);

(d)	the letter of instruction dated 24 August 2026 from the ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e)
the opinion of the Assistant General Counsel of the ADB dated 26 August 2026 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of the ADB dated 9 December 2020 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of the ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of the ADB, (a) we have assumed that the ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit.  This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose.  Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (a) if required by any applicable law or regulation, (b) to any regulatory authority having jurisdiction over you if required by such authority or (c) in connection with any actual or threatened claim against you relating to the offering of the Notes if required to assist you in

Asian Development Bank, p. 3
establishing defenses under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this letter in accordance with this sentence and that any such person is not entitled to rely on this letter in any manner as a result of being furnished this letter or for any other reason.  We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Jeffrey D. Karpf
Jeffrey D. Karpf, a Partner